Enlightenment Mental Health, Inc (Formally PsiloThera, Inc.)

PSILOTHERA

ANNUAL REPORT

PO Box 13098

Lahaina, HI 96761

0

https://www.enlightenment.health

This Annual Report is dated April 25, 2023.

BUSINESS

Update Company Description: Enlightenment Mental Health, Inc. is a pioneering company that provides patients with a integrated and holistic approach to take them from illness to a state of wellness.
Our Business Strategy includes Mental Health Care Clinics and Retreat Centers, Tele-Mental Health Platform Development for Patient Therapist Sessions and Quantum Technology and Ai based Psychedelic Drug Discovery.

Our Practice Focus includes Psychotherapy, Suicide Intervention and Prevention, Psychedelic Administration and Research of Ketamine, MDMA, Psilocybin and Ayahuasca, Cognitive Behavioral Therapy (CBT), Trauma Therapy, Brainspotting, Mindfulness, Meditation, Natural Nutrition, Massage therapy, Yoga and Breathwork.

Previous Offerings

The Company Under the Corporate Name Psilothera, Inc. (Changed to Enlightenment Mental Health, Inc.) did a Crowd Fund Campaign on Startengine.com in 2021-2022 and sold 23,380 Shares at $5.00 for a total Capital raise of $141,900.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

The Company entered into a private label agreement with HavnLife Corp. to create a portfolio of premium quality functional mushroom nutraceuticals and superfood products.

The Company has entered into a preliminary collaborative Drug Discovery relationship with PolarisQB, a Quantum Technology and Ai Discovery platform. This focus would be to discover a molecule that could be synthesized for treatment of Depression, Anxiety, PTSD, Addiction and Eating Disorders.

The Company has entered into a preliminary collaborative Drug Discovery relationship with PsyRX, an Israeli company with Lab at Jerusalem University and government licensed to Psychedelic Drug Discovery currently with Psilocybin and Ibogaine.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $3,661.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Partner Advisors
Amount Owed: 74,000
Interest Rate: 10%
Maturity Date: June 2024

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Charles J. Atanasio, Director of Research
Retired Army Major, Chaplain

Daniel Liptak, Nurse Practitioner

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Same as above

RELATED PARTY TRANSACTIONS

The Company entered into a private label agreement with HavnLife Corp. to create a portfolio of premium quality functional mushroom nutraceuticals and superfood products.

The Company has entered into a preliminary collaborative Drug Discovery relationship with PolarisQB, a Quantum Technology and Ai Discovery platform. This focus would be to discover a molecule that could be synthesized for treatment of Depression, Anxiety, PTSD, Addiction and Eating Disorders.

The Company has entered into a preliminary collaborative Drug Discovery relationship with PsyRX, an Israeli company with Lab at Jerusalem University and government licensed to Psychedelic Drug Discovery currently with Psilocybin and Ibogaine.

OUR SECURITIES

The Company issued additional shares to Startengine crowd fund investor in the amount of 28,380 shares due to a drop in our projected valuation heading into another planned round of funding.

The Board of Directors and authorized and issued 1,000,000 stock options for executive compensation & recruitment.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

There are no changes to Risk Factors as outlined above.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2023.

Enlightenment Mental Health, Inc (Formally PsiloThera, Inc.)

By   /s/ *John Patrick Atanasio, Sr.*

    Name: Enlightenment Mental Health, Inc.

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Enlightenment Mental Health, Inc. (Formerly Psilothera, Inc.)

Balance Sheet

As of December 31, 2022

	TOTAL		
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)	CHANGE
ASSETS			
Current Assets			
Bank Accounts			
Business Adv Relationship - 4133 - 1	3,661.00	2,292.66	1,368.34
vendor refund	0.00		0.00
Total Bank Accounts	**$3,661.00**	**$2,292.66**	**$1,368.34**
Other Current Assets			
Uncategorized Asset	0.00		0.00
Total Other Current Assets	**$0.00**	**$0.00**	**$0.00**
Total Current Assets	**$3,661.00**	**$2,292.66**	**$1,368.34**
TOTAL ASSETS	**$3,661.00**	**$2,292.66**	**$1,368.34**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Other Current Liabilities			
Other Current Liabilites	8,100.00	8,100.00	0.00
Short-term loans from shareholders	0.00	40,000.00	-40,000.00
Total Other Current Liabilities	**$8,100.00**	**$48,100.00**	**$ -40,000.00**
Total Current Liabilities	**$8,100.00**	**$48,100.00**	**$ -40,000.00**
Long-Term Liabilities			
Loan from Michael Cook	10,000.00		10,000.00
Loan from Travis	20,000.00		20,000.00
Long-term loans from shareholders	44,000.00		44,000.00
Total Long-Term Liabilities	**$74,000.00**	**$0.00**	**$74,000.00**
Total Liabilities	**$82,100.00**	**$48,100.00**	**$34,000.00**
Equity			
Additional paid in capital	129,349.62	105,443.00	23,906.62
Common stock	1,000.00	1,000.00	0.00
Retained Earnings	-152,250.34		-152,250.34
Net Income	-56,538.28	-152,250.34	95,712.06
Total Equity	**$ -78,439.00**	**$ -45,807.34**	**$ -32,631.66**
TOTAL LIABILITIES AND EQUITY	**$3,661.00**	**$2,292.66**	**$1,368.34**

Enlightenment Mental Health, Inc. (Formerly Psilothera, Inc.)

Profit and Loss

January - December 2022

	TOTAL		
	JAN - DEC 2022	JAN - DEC 2021 (PY)	CHANGE
Income			
Total Income			**$0.00**
GROSS PROFIT	**$0.00**	**$0.00**	**$0.00**
Expenses			
Advertising & marketing	3,341.94	29,875.92	-26,533.98
Social media	1,628.50	2,568.96	-940.46
Total Advertising & marketing	**4,970.44**	**32,444.88**	**-27,474.44**
Bank fees & service charges	181.85	282.89	-101.04
Business licenses		62.00	-62.00
Contract labor		34,936.85	-34,936.85
Fundraising	474.82		474.82
General business expenses		7,529.00	-7,529.00
Continuing education	11,795.00		11,795.00
Total General business expenses	**11,795.00**	**7,529.00**	**4,266.00**
Interest paid		2,000.00	-2,000.00
Lease Expense	2,500.00		2,500.00
Legal & accounting services	475.00	12,053.90	-11,578.90
Accounting fees	5,080.00		5,080.00
Legal Fees	1,034.00	11,127.00	-10,093.00
Total Legal & accounting services	**6,589.00**	**23,180.90**	**-16,591.90**
Meals	1,511.72	5,803.15	-4,291.43
Meals with clients		299.06	-299.06
Total Meals	**1,511.72**	**6,102.21**	**-4,590.49**
Office expenses	870.21	1.46	868.75
Office supplies	130.22		130.22
Shipping & postage	408.10	20.00	388.10
Software & apps	4,332.51	1,196.23	3,136.28
Total Office expenses	**5,741.04**	**1,217.69**	**4,523.35**
Professional Fees	2,193.00		2,193.00
Rent	0.00	0.00	0.00
Repairs & maintenance		137.69	-137.69
Storage	8,778.00	8,000.00	778.00
Supplies		249.99	-249.99
Travel	8,390.95	30,958.66	-22,567.71
Taxis or shared rides		648.79	-648.79
Vehicle rental		572.52	-572.52
Total Travel	**8,390.95**	**32,179.97**	**-23,789.02**
Uniforms	27.48	2,225.69	-2,198.21

Enlightenment Mental Health, Inc. (Formerly Psilothera, Inc.)

Profit and Loss

January - December 2022

	TOTAL		
	JAN - DEC 2022	JAN - DEC 2021 (PY)	CHANGE
Utilities		37.53	-37.53
Phone service	1,509.40		1,509.40
Total Utilities	**1,509.40**	**37.53**	**1,471.87**
Total Expenses	**$54,662.70**	**$150,587.29**	**$ -95,924.59**
NET OPERATING INCOME	$ -54,662.70	$ -150,587.29	$95,924.59
Other Expenses			
Vehicle expenses			
Parking & tolls	6.05	187.09	-181.04
Vehicle gas & fuel	1,465.04	1,301.19	163.85
Vehicle insurance		174.77	-174.77
Vehicle registration	404.49		404.49
Total Vehicle expenses	**1,875.58**	**1,663.05**	**212.53**
Total Other Expenses	**$1,875.58**	**$1,663.05**	**$212.53**
NET OTHER INCOME	$ -1,875.58	$ -1,663.05	$ -212.53
NET INCOME	$ -56,538.28	$ -152,250.34	$95,712.06

Enlightenment Mental Health, Inc.
(Formerly Psilothera, Inc.)
Statements of Cash Flows

For Fiscal Year Ended December 31, (USD $ in Dollars)		2022		2021
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)		(56,538)		(152,250)
Adjustments to reconsile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Other current liabilities		-		8,100
Net cash provided/(used) by operating activites		**(56,538)**		**(144,150)**
CASH FLOW FROM INVESTING ACTIVITIES				
Fixed asset purchase		-		-
Net cash provided/(used) by investing activities				
CASH FLOW FROM FINANCING ACTIVITIES				
Loans Received		34,000		40,000
Proceeds from Capital raised on Crowdfunding		23,906		106,443
Net cash provided/(used) by financing activities		57,906		146,443
Change in cash	$	1,368	$	2,293
Cash, cash equivalents, and restricted cash - beginning of year		-		-
Cash, cash equivalents, and restricted cash - end of year	$	**1,368**	$	**2,293**

Enlightenment Mental Health.Inc.
2022 Statement of Change in Equity.

April 19,2023

The Company changed its name from Psilothera,Inc. to Enlightenment Mental Health,Inc.

On September 18,2022 the Board Of Directors of the company Authorized and Issued an additional amount of Common Stock to Startengine Investor as the company dropped its valuation ahead of its next crowdfund that the company planned to do with DealMaker Securities but was later scratched.

On September 24,2022 the Board Of Directors of the company Authorized and Issued 1,000,000 options on common stock to be used as Compensation for incoming CEO, Joanne King. Joanne King Resigned and the the 1,000,000 option were clawed back and voided.

Sincerely,

X _____

John Patrick Atanasio, Sr. CEO
Enlightenment Mental Health, Inc.
PO Box 13098
Lahaina, HI 96761
808-280-4260
john@enlightenment.health

NOTE 1 – NATURE OF OPERATIONS

[Psilothera, Inc] was formed on [November, 2020] ("Inception") in the State of [Wyoming____]. The company changed its name with the State of Wyoming to Enlightenment Mental Health, Inc.

The financial statements of [Enlightenment Mental Health, Inc.] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in [Lahaina, HI].

Enlightenment Mental Health, Inc. is a pioneering company that provides patients with a integrated and holistic approach to take them from illness to a state of wellness.

Our Business Strategy includes Mental Health Care Clinics and Retreat Centers, Tele-Mental Health Platform Development for Patient Therapist Sessions and Quantum Technology and Ai based Psychedelic Drug Discovery.

Our Practice Focus includes Psychotherapy, Suicide Intervention and Prevention, Psychedelic Administration and Research of Ketamine, MDMA, Psilocybin and Ayahuasca, Cognitive Behavioral Therapy (CBT), Trauma Therapy, Brainspotting, Mindfulness, Meditation, Natural Nutrition, Massage therapy, Yoga and Breathwork.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

	Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

	Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

	Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from ___ [by providing Mental Healthcare Services] when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
[The Company has offered equity options as part of compensation..]
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and __WY state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. ["all periods since inception" should be changed if the company has been in business longer than 3 years. Generally the Company will only be open to examination for tax returns filed in the past 3 years. If the company is under examination/audit, change the last sentence accordingly. Add Notes for inventory, PP&E, Accrued Liabilities, Debt (traditional or convertible) if additional detail is needed. If the Company has debt, you will likely need a note for such and thus the example includes some typical language.]

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 20,000,000 shares of our common stock with par value of $0.0001. As of 4/20/23 the company has currently issued approximately 17 million shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

[The company issues Equity Options to John Atanasio & Charles Atanasio for their Executive Service managing the company.
Stock options were granted and then voided with CEO Joanne King upon her resignation.
Stock Options were offered to Dany Liptak, Head Nurse Practitioner.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through December 31,2022 the issuance date of these financial statements. There have been no other events or transactions during this time stated above until now which would have a material effect on these financial statements.



_____

John Patrick Atanasio, Sr. CEO
Enlightenment Mental Health. Inc.
(Formally Psilothera, Inc.)
808-280-4260

john@Enlightenment.Health

CERTIFICATION

I, John Patrick Atanasio, Sr., Principal Executive Officer of Enlightenment Mental Health, Inc (Formally PsiloThera, Inc.), hereby certify that the financial statements of Enlightenment Mental Health, Inc (Formally PsiloThera, Inc.) included in this Report are true and complete in all material respects.

John Patrick Atanasio, Sr.

CEO